SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 24, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations

SABESP announces 2006 results

São Paulo, April 24, 2007 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP – (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the fourth quarter (4Q06) and full year 2006. The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2005.

Main financial highlights

Revenue growth with a hike in volume

Financial expenses drop

SBSP3:R$ 280.84/ thousand shares SBS US$ 34.44 (ADR=250 shares) Total shares: 28,480 million Market value: R$8.0 billion Closing price: 04/24/2007

1. Net revenue grows 11.6% and EBITDA grows 11.1%

							R$ million

	4Q05	4Q06	Chg.	%	2005	2006	Chg.	%

(+) Gross operating revenue	1,451.1	1,599.4	148.3	10.2	5,356.4	5,984.1	627.7	11.7
(-) COFINS and PASEP tax	110.3	120.9	10.6	9.6	403.0	456.7	53.7	13.3
(+) Net operating revenue	1,340.8	1,478.5	137.7	10.3	4,953.4	5,527.3	573.9	11.6
(-) Costs and expenses	876.3	1,044.4	168.1	19.2	3,263.8	3,629.6	365.8	11.2
(=) Earnings before financial expenese (EBIT*)	464.5	434.1	(30.4)	(6.5)	1,689.6	1,897.7	208.1	12.3
(+) Depreciation and amortization	153.7	192.8	39.1	25.4	596.0	642.2	46.2	7.8
(=) EBITDA**	618.2	626.9	8.7	1.4	2,285.6	2,539.9	254.3	11.1
Net income	187.4	173.7	(13.7)	(7.3)	865.6	872.7	7.1	0.8
(%) EBITDA margin	46.1	42.4			46.1	46.0

Earnings per thousand shares (R$)	6.58	6.10			30.40	30.64
Return on equity (%)	2.2	1.9			10.2	9.6
Return on assets (%)	2.7	2.4			9.7	10.5

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 2006, net operating revenue totaled R$ 5,527.3 million, an 11.6% increase in comparison to 2005. Costs and expenses, in the amount of R$ 3,629.6 million were 11.2% higher than in 2005. EBITDA grew from R$ 2,285.6 million in 2005 to R$ 2,539.9 million in 2006, corresponding to an 11.1% growth, as revenue increased more than costs.

EBIT recorded a 12.3% growth, from R$ 1,689.6 million in 2005 to R$ 1,897.7 million in 2006. Net income reached R$ 872.7 million, 0.8% above the R$ 865.6 million recorded in 2005. In 4Q06 net income reached R$ 173.7 million, down by 7.3% when compared to the same period of 2005.

2. Gross operating revenue growth

In 2006, gross operating revenue increased by R$ 627.7 million, or 11.7%, moving from R$ 5,356.4 million in 2005 to R$ 5,984.1 million in 2006. The main reasons for this increase were:

  The 9% tariff readjustment of 2005, with a 6.6% impact in 2006, and the 6.7% tariff readjustment as of August 2006, with a 1.7% impact in 2006, totaling 8.3%;
  The 3.2% increase in billed volume.

In 4Q06 gross operating revenue reached R$ 1,599.4 million, up by R$ 148.3 million or 10.2% when compared to the same period of 2005.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in the 4Q05, 4Q06, 2005 and 2006.

BILLED WATER AND SEWAGE VOLUME(1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage

	4Q05	4Q06%		4Q05	4Q06%		4Q05	4Q06%

Residential	326.7	331.5	1.5	256.1	262.5	2.5	582.8	594.0	1.9
Commercial	36.9	37.2	0.8	33.7	34.2	1.5	70.6	71.4	1.1
Industrial	8.9	8.6	(3.4)	8.3	8.1	(2.4)	17.2	16.7	(2.9)
Public	11.5	11.7	1.7	9.2	9.4	2.2	20.7	21.1	1.9

Total retail	384.0	389.0	1.3	307.3	314.2	2.2	691.3	703.2	1.7

Wholesale	65.6	67.1	2.3	-	5.3*		65.6	72.4	10.4

Total	449.6	456.1	1.4	307.3	319.5	4.0	756.9	775.6	2.5

	2005	2006	%	2005	2006	%	2005	2006	%

Residential	1,275.8	1,314.7	3.0	997.9	1,035.6	3.8	2,273.7	2,350.3	3.4
Commercial	145.3	148.0	1.9	131.9	135.3	2.6	277.2	283.3	2.2
Industrial	33.4	34.4	3.0	32.0	32.3	0.9	65.4	66.7	2.0
Public	45.7	46.7	2.2	36.4	37.4	2.7	82.1	84.1	2.4

Total retail	1,500.2	1,543.8	2.9	1,198.2	1,240.6	3.5	2,698.4	2,784.4	3.2

Wholesale	258.7	263.4	1.8	-	5.3*		258.7	268.7	3.9

Total	1,758.9	1,807.2	2.7	1,198.2	1,245.9	4.0	2,957.1	3,053.1	3.2

BILLED WATER AND SEWAGE VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage

	4Q05	4Q06%		4Q05	4Q06%		4Q05	4Q06%

Metropolitan	257.1	260.5	1.3	209.1	214.3	2.5	466.2	474.8	1.8
Regional (2)	126.9	128.5	1.3	98.2	99.9	1.7	225.1	228.4	1.5

Total retail	384.0	389.0	1.3	307.3	314.2	2.2	691.3	703.2	1.7

Wholesale	65.6	67.1	2.3	-	5.3*		65.6	72.4	10.4

Total	449.6	456.1	1.4	307.3	319.5	4.0	756.9	775.6	2.5

	2005	2006	%	2005	2006	%	2005	2006	%

Metropolitan	997.8	1,030.8	3.3	811.7	843.4	3.9	1,809.5	1,874.2	3.6
Regional (2)	502.4	513.0	2.1	386.5	397.2	2.8	888.9	910.2	2.4

Total retail	1,500.2	1,543.8	2.9	1,198.2	1,240.6	3.5	2,698.4	2,784.4	3.2

Wholesale	258.7	263.4	1.8	-	5.3*		258.7	268.7	3.9
Total	1,758.9	1,807.2	2.7	1,198.2	1,245.9	4.0	2,957.1	3,053.1	3.2

(1) Not audited
(2) Non-metropolitan and costal regions
* Metropolitan Region Sewage Treatment Unit

4. Costs, administrative and selling expenses

In 2006, the costs of products and services rendered and administrative and selling expenses moved up by R$ 365.8 million or 11.2% . However, costs and expenses as a percentage of net revenues remained fairly stable, from 65.9% in 2005 to 65.7% in 2006. In 4Q06, it increased by R$ 168.1 million or 19.2% .

							R$ million

	4Q05	4Q06	Chg.	%	2005	2006	Chg.	%

Payroll and benefits	287.4	335.5	48.1	16.7	1,106.4	1,258.4	152.0	13.7
Supplies	33.8	39.0	5.2	15.4	115.9	127.7	11.8	10.2
Treatment supplies	20.3	20.7	0.4	2.0	98.8	104.5	5.7	5.8
Third-party services	143.5	153.5	10.0	7.0	474.0	486.2	12.2	2.6
Electric power	107.9	118.5	10.6	9.8	423.5	448.9	25.4	6.0
General expenses	38.2	95.3	57.1	149.5	164.6	210.1	45.5	27.6
Depreciation and amortization	153.7	192.8	39.1	25.4	596.0	642.2	46.2	7.8
Credit write-offs	84.5	79.9	(4.6)	(5.4)	255.3	318.2	62.9	24.6
Tax expenses	7.0	9.2	2.2	31.4	29.3	33.4	4.1	14.0

Costs, administrative and selling
expenses	876.3	1,044.4	168.1	19.2	3,263.8	3,629.6	365.8	11.2

% over net revenue	65.4	70.6			65.9	65.7

4.1. Payroll and benefits

The Company expanded its services and increased its productivity. The number of connections per employee grew from 651 in 2005 to 684 in 2006, corresponding to a 5.1% productivity growth.

In 2006 payroll and benefits grew by R$ 152.0 million or 13.7%, moving up from R$ 1,106.4 million to R$ 1,258.4 million, due to the following:

  4.63% (IPCA-IBGE) wage adjustment as of May 2006;
  Employee performance evaluation with the payment of bonus and charges in the amount of R$ 42.4 million in 2006, as a result of the 2006 wage agreement, non-recurring;
  Profit Sharing Plan, considering the adjustment for the period between January and December 2006, with a R$ 31.7 million addition in 2006, non-recurring;
  Incentive Resignation Program, with the adhesion of 398 employees in 2006, and dismissal charges totaling R$ 7.2 million.

In 4Q06 payroll and benefits grew by R$ 48.1 million or 16.7%, mainly due to the Profit Sharing Plan and the charges with the Incentive Resignation Program, both in the amount of R$ 40.7 million.

4.2. Supplies

In 2006, this figure increased by R$ 11.8 million or 10.2%, from R$ 115.9 million to R$ 127.7 million, mostly due to:

  Fuel and lubricants, which recorded a R$ 4.6 million increase due to the 10% growth in the average weighted price;
  Network maintenance and water and sewage residential connections, mainly concentrated in the São Paulo Metropolitan Region, which generated a R$ 4.8 million hike;
  R$ 0.9 million increase in building and facility maintenance, security supplies, protection (personnel and collective) and uniforms, resulting in the OHSAS 18001 certification (international occupational health and safety management system specification).

In 4Q06, the R$ 5.2 million increase was mainly motivated by the increase of R$ 2.2 million in fuel and lubricant prices and of R$ 2.5 million in network and system maintenance.

4.3. Treatment supplies

The R$ 5.7 million or 5.8% increase, from R$ 98.8 million to R$ 104.5 million in 2006, was due to a higher volume of treated water as a result of the increase in consumption and of the 8.3% average price readjustment. Despite these factors, the 5.8% increase was mainly due to a better operating efficiency when using chemical products. In 4Q06 treatment supplies moved up by R$ 0.4 million or 2.0% .

4.4. Third-party services

In 2006 third-party services grew by R$ 12.2 million or 2.6%, from R$ 474.0 million to R$ 486.2 million. The main reasons for this performance were:

  Preventive maintenance in sewage treatment stations, adjustment maintenance in the Baixo Cotia Water Treatment Station, due to the inundation in 2006, and the concentration of services for sludge disposal at the Stabilization Lagoon in the Capivari/Jundiaí District Department in the amount of R$ 16.2 million;
  Expansion of the research for the detection of non visible leakage at the São Paulo Metropolitan Region, as part of the Loss Control Program, in the amount of R$ 6.8 million;
  Contractual updates and the hiring of surveillance in the amount of R$ 6.0 million;
  Handset meter-reading and invoicing, with the contracts adjusted by 1.96% (IPC-FIPE), adding R$ 5.0 million to the cost of this service;
  Software expenses in the amount of R$ 7.4 million;
  These expenses were offset by the decrease in technical-professional services in 2006, in the amount of R$ 31.0      million. In 2005, there were some expenses related to the structuring of capital market operations (7th and 8      th Debenture issue), the tariff study and the development of a plan for the final disposal and/or use of sludge in the scope of the Tietê River Decontamination Program – Stage II.

In 4Q06 third-party services jumped by R$ 10.0 million or 7.0%, chiefly due to software maintenance, expansion of the research for the detection of leakage and maintenance and preservation of operating areas.

4.5. Electric power

It increased by R$ 25.4 million or 6.0%, from R$ 423.5 million to R$ 448.9 million, mainly due to:

  The growth of the water (2%) and sewage collection volumes;
  The average tariff adjustment of 6.7% in the captive market and for the tariff for the distribution centers, which represented 84% of the total electric power expense;
  The 16.3% average price increase, corresponding to 16% of Sabesp’s electric power expenditure;
  Electric Power Efficiency Program that enabled a R$ 4.9 million saving in the electric power bill;
  The R$ 24.9 million saving with the purchase of electric power in the free market in 2006;
  The optimization of the electric power supply agreements with concessionaries, which enabled a R$ 0.5 million saving in 2006 at the São Paulo Metropolitan Region;
  The extinction of the tax on Emergency Capacity Charges - ECE in December 2005, which saved R$ 7.3 million.

In 4Q06 this expense grew by R$ 10.6 million, also due to the factors mentioned above.

4.6. General expense

In 2006, general expenses moved up by R$ 45.5 million or 27.6%, from R$ 164.6 million to R$ 210.1 million, as a result of:

  The R$ 38.1 million increase in indemnifications and provision for contingencies, mainly due to the provision for contingencies related to environmental and labor matters;
  The R$ 6.5 million increase of the charge for the use of water resources from the Piracicaba, Capivari and Jundiaí Basins as from January 2006 (from R$ 0.7 million to R$ 7.2 million).

In 4Q06 the R$ 57.1 million increase was mainly due to provisions for contingencies.

4.7. Depreciation and amortization

Depreciation and amortization grew by R$ 46.2 million or 7.8%, from R$ 596.0 million to R$ 642.2 million, due to the transfer of works in place to operating permanent assets in the fiscal year 2006.

4.8. Credit write-offs

In 2006, credit write-offs climbed by R$ 62.9 million or 24.6%, moving up from R$ 255.3 million in 2005 to R$ 318.2 million this year, mostly as a result of the following:

  The accounts written off in 2005 refer to the 2004 billing, which was 15.4% below the 2005 figure, due to the water consumption reduction program, showing a non recurring movement during 2005;
  The main variation is in residential bills, which grew by 20% in 2005.

In 4Q06 dropped by R$ 4.6 million or 5.4%, due to a lower provisioning of the wholesale segment.

4.9. Tax expenses

In 2006 rose by R$ 4.1 million or 14.0% as a result of federal taxes and charges, which moved up by R$ 2.3 million due to services hired abroad for the management of the Environmental Recovery Program for the Metropolitan Region of the Santos Costal Area; and the CPMF tax, which grew by R$ 1.1 million due to the settlement of part of the principal, interest and premium of the 2008 Eurobond, in November 2006.

In 4Q06, the R$ 2.2 million increase is mainly a result of the expenses related to the issue of the 2016 Eurobond in November.

5. Financial expenses and revenues

5.1. Financial expenses

In 2006 financial expenses dropped by R$ 104.5 million or 13.2%, as follows:

			R$ million

	2005	2006	Chg.	%

Financial expenses
Interest and charges on domestic loans and financing	528.4	517.6	(10.8)	(2.0)
Interest and charges on international loans and financing	141.8	121.2	(20.6)	(14.5)
Taxes over offshore remittances	9.5	12.6	3.1	32.6
Other financial expenses	35.6	38.6	3.0	8.4
Provision	76.5	(2.7)	(79.2)	(103.5)

Total financial expenses	791.8	687.3	(104.5)	(13.2)

Financial revenues	80.7	97.5	16.8	20.8

Financial expenses net of revenues	711.1	589.8	(121.3)	(17.1)

The highlights regarding domestic financing are:

  The R$ 9.0 million drop in the amount paid of interest on domestic financing due to the prepayment of the 1st series of the 5th Debenture issuance in April 2006 and to the amortization of the 4th Debenture issuance in 2006, being settled in December. The settlement of the 1st series of the 5th Debentures issuance with proceeds from the FIDC in March 2006, pushed the interest rate down from 1.1% p.a. to 0.70% p.a.;
  The decrease in expenses related to the Debentures structuring and distribution in the amount of R$ 1.8 million related to the 7th Debenture issuance, held in March 2005 and the 8th Debenture issuance, held in June 2005.

The highlights for international financing are:

  The R$ 42.5 million drop in the payment of interest on Eurobonds, due to the settlement of the 2005 Eurobonds in July 2005 and the prepayment of part of the 2008 Eurobonds in November 2006. The new funding, the 2016 Eurobonds, dragged the interest rate down from 12% p.a. to 7.5% p.a.;
  The R$ 9.4 million drop as a result of the payment of the principal to the IDB, and interest on syndicated loans due to the full settlement of the loan in October 2005;
  The increase in charges with the payment of premium due to the adhesion of the 2008 Eurobonds prepayment, in the amount of R$ 31.3 million, non-recurring;
  The R$ 3.1 million increase in the income tax on the offshore remittance, due to the payment of a part of the principal of the 2008 Eurobond.

Regarding other financial expenses, despite the R$ 3.0 million increase, we highlight the R$ 9.8 million drop, resulting from the decrease in the Long-Term Interest Rate (TJLP) on interest from PAES.

In 2006, contingencies related to interest and monetary restatement of lawsuits were reversed, due to a lower probability of loss, resulting in a R$ 79.2 million decrease in provisions.

5.2. Financial revenues

Financial revenues grew by R$ 16.8 million or 20.8%, from R$ 80.7 million to R$ 97.5 million in 2006, due to the agreement reached with Companhia de Saneamento de Diadema – SANED and the return on financial investments.

6. Passive and active monetary variation

6.1. Passive monetary variation

The net effect of passive monetary variation was negative by R$ 1.5 million in 2006, in comparison to a positive R$ 230.1 million in 2005. This negative variation of R$ 231.6 million was due to:

  The increase in the IGPM Index in 2006 (from 1.2% to 3.8%), generating a R$ 15.6 million monetary variation;
  Lower appreciation of the real in 2006 (8.7%) and currency basket, in comparison to the appreciation of the real in 2005 (11.8%), as well as the lower US dollar exposure, generating a R$ 216.0 million variation.

			R$ million

	2005	2006	Chg.	%

Monetary variation over loans and financing	82.0	97.6	15.6	19.0
Currency exchange variation over loans and financing	(312.1)	(96.1)	216.0	(69.2)

Passive monetary variation	(230.1)	1.5	231.6	(100.7)

6.2. Active monetary variation

Active monetary variation dropped by R$ 6.0 million or 17.6%, from R$ 34.0 million to R$ 28.0 million, in 2006 as a result of the update of the GESP Agreement balance due to the lower remaining balance.

7. Operating indicators

		R$ million

Operating indicators*	Dec/05	Dec/06%

Water connections (1)	6,489	6,609	1.8
Sewage connections (1)	4,878	5,002	2.5
Population directly served - water (2)	22,570	22,700	0.6
Population directly served - sewage (2)	18,326	18,519	1.1
Number of employees	17,448	16,978	(2.7)
Operational productivity (3)	651	684	5.1

(1) In thousand units at the end of the period
(2) In thousand inhabitants at the end of the period. Not including wholesale.
(3) Number of water and sewage connection per employee
* Not audited

8. Loans and financing

Regarding debt management in the capital market, the Company, in line with its pro active attitude, issued the FIDC – SABESP I in the amount of R$ 250 million. These proceeds were used to settle the debt maturing in 2006 and to anticipate the withdrawal of the total outstanding balance of the Debentures from the first series of the 5th issuance, in the amount of R$ 104.5 million as principal and R$ 1.9 million as interest, which would mature in March 2007.

Also in line with this trend, in November the Company issued international bonds in the amount of US$ 140 million (2016 Eurobonds), at a rate of 7.5% per year due in November 2016. These proceeds were used to repurchase 56.4% of the notes issued in 2003 (2008 Eurobonds) in the amount of US$ 225 million, at a rate of 12% p.a., due in June 2008. This operation enabled the extension of the Company’s debt maturity and the reduction of its average cost.

							R$ million

INSTITUTION	2007	2008	2009	2010	2011	2012 and onwards	Total

Domestic
Banco do Brasil	215.7	234.8	255.6	278.2	302.8	782.7	2,069.8
Caixa Econômica Federal	49.6	54.2	57.5	61.8	66.9	237.3	527.3
Debentures	277.9	-	753.1	298.4	359.8	-	1,689.2
FIDC - SABESP I	55.5	55.5	55.6	55.6	13.9	-	236.1
BNDES	31.5	31.6	31.5	31.5	31.5	28.0	185.6
Others	2.8	6.5	6.0	5.5	5.1	-	25.9
Interest and charges	99.3	6.4	6.4	6.4	1.6	-	120.1

Domestic total	732.3	389.0	1,165.7	737.4	781.6	1,048.0	4,854.0

International
World Bank	4.8	-	-	-	-	-	4.8
IDB	99.9	72.1	72.0	72.0	72.0	543.8	931.8
Eurobonds	-	209.6	-	-	-	299.3	508.9
JBIC	-	-	-	-	0.6	11.1	11.7
Interest and charges	15.5	-	-	-	-	-	15.5

International total	120.2	281.7	72.0	72.0	72.6	854.2	1,472.7
Total	852.5	670.7	1,237.7	809.4	854.2	1,902.2	6,326.7

9. Balance Sheet

On December 31, 2006, the balance of the account “collection to be discriminated”, pertaining to “Accounts Receivable” group of accounts, was R$ 43 million negative, although it is a crediting account of the balance sheet.

The Company is under a process of analysis and reconciliation of this balance, in order to identify the causes for the inversion of the nature of this balance, with a view to adequate the respective accounting impacts to the Company’s accounting statements. This fact is mentioned in the Independent Auditors’ Report, issued on March 30, 2007.

For more information, please contact our Investor Relations Department:

Mario Sampaio
Phone.(5511) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(5511) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)					R$ thousand

	4Q06	4Q05%		2006	2005	%

Gross Revenue from Sales and Services	1,599,362	1,451,066	10.2	5,984,012	5,356,326	11.7
Water Supply - Retail	822,171	752,708	9.2	3,093,121	2,771,634	11.6
Water Supply - Wholesale	70,580	64,610	9.2	265,298	241,209	10.0
Sewage Collection and Treatment	683,020	612,054	11.6	2,532,666	2,256,857	12.2
Other Services	23,591	21,694	8.7	92,927	86,626	7.3

Taxes on Sales and Services - COFINS and PASEP	(120,873)	(110,303)	9.6	(456,679)	(402,963)	13.3

Net Revenue from Sales and Services	1,478,489	1,340,763	10.3	5,527,333	4,953,363	11.6

Costs of Sales and Services	(706,209)	(623,343)	13.3	(2,616,764)	(2,376,375)	10.1

Gross Profit	772,280	717,420	7.6	2,910,569	2,576,988	12.9

Selling Expenses	(169,705)	(156,385)	8.5	(625,427)	(537,831)	16.3
Administrative Expenses	(168,473)	(96,561)	74.5	(387,407)	(349,584)	10.8

Operating Income before Financial Expenses and	434,102	464,474	(6.5)	1,897,735	1,689,573	12.3
Foreing Exchange gain (loss), net

Financial Income and Expenses, net	(187,461)	(169,582)	10.5	(658,863)	(758,275)	(13.1)
Foreing Exchange gain (loss), net	15,500	(57,952)	(126.7)	95,598	311,271	(69.3)

Operating Income	262,141	236,940	10.6	1,334,470	1,242,569	7.4

Non-Operating Expenses (Income)

Non-Operating Income	(100)	4,192	(102.4)	7,810	9,456	(17.4)
Non-Operating Expense	(52,063)	(19,778)	163.2	(58,717)	(34,877)	68.4

Income (loss) before Taxes on Income	209,978	221,354	(5.1)	1,283,563	1,217,148	5.5

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(29,346)	(33,569)	(12.6)	(383,123)	(343,426)	11.6
Deferred Income Tax/Social Contribution	1,875	8,382	(77.6)	7,345	27,047	(72.8)

Income (loss) before Extraordinary Item	182,507	196,167	(7.0)	907,785	900,769	0.8

Extraordinary item, net of income taxes and social contribution	(8,780)	(8,780)	-	(35,122)	(35,122)	-

Net Income (loss)	173,727	187,387	(7.3)	872,663	865,647	0.8

Registered common shares (thousand of shares)	28,479,577	28,479,577	-	28,479,577	28,479,577	-
Earnings (loss) per thousand shares in R$	6.10	6.58	(7.3)	30.64	30.40	0.8

Depreciation and Amortization	(192,831)	(153,692)	25.5	(642,171)	(595,981)	7.8
EBITDA	626,933	618,166	1.4	2,539,906	2,285,554	11.1
% over net revenue	42.4%	46.1%		46.0%	46.1%

Balance Sheet

Brazilian Corporate Law		R$ thousand

ASSETS	12/31/2006	12/31/2005

Cash and Cash Equivalents	328,206	280,173
Accounts Receivable, net	1,205,047	1,069,098
Accounts Receivable from Shareholders	367,864	292,507
Inventory	48,889	36,070
Taxes and contributions	31,582	853
Other Receivables	24,124	23,170
Deferred income tax and social contribution	7,078	23,515

Total Current Assets	2,012,790	1,725,386

Accounts Receivable, net	296,562	263,356
Accounts Receivable from Shareholders	863,467	800,594
Indemnities Receivable	148,794	148,794
Judicial Deposits	33,835	23,857
Taxes and contributions	342,654	298,820
Other Receivables	52,238	32,920
Investments	720	740
Permanent Assets	13,837,498	13,613,581
Intangible Assets	495,118	502,518
Deferred Assets	10,035	20,531

Total Permanent Assets	16,080,921	15,705,711

Total Assets	18,093,711	17,431,097

LIABILITIES	12/31/2006	12/31/2005

Suppliers and Constructors	144,167	77,781
Loans and Financing	852,475	759,013
Salaries and Payroll Charges	177,705	117,289
Taxes and contributions payable	105,552	106,131
Taxes and contributions	76,359	70,893
Interest on Own Capital Payable	511,519	409,725
Provivion for Judicial Pendencies	2,294	28,520
Services Payable	152,953	107,660
Other Payables	78,912	85,746

Total Current Liabilities	2,101,936	1,762,758

Loans and Financing	5,474,254	5,905,208
Taxes and contributions payable	230,440	256,114
Deferred Taxes and Contributions	146,901	133,443
Provision for Contingencies	655,258	579,808
Pension Fund Obligations	321,212	276,558
Other Payables	51,470	34,660

Long Term Liabilities	6,879,535	7,185,791

Capital Stock	3,403,688	3,403,688
Capital Reserves	106,690	78,820
Revaluation Reserves	2,427,499	2,529,771
Profit Reserves	3,174,363	2,470,269
Shareholder's Equity	9,112,240	8,482,548

Total Liabilities and Shareholder's Equity	18,093,711	17,431,097

Cash Flow

Brazilian Corporate Law		R$ thousand

Description	Jan-Dec/06	Jan-Dec/05

Cash flow from operating activities
Net income for the period	872,663	865,647
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(8,473)	(32,470)
Provisions for contingencies	144,480	143,586
Reversion of provison for losses	(8,819)	-
Other provision	7,504
Liabilities related to pension plans	60,070	68,665
Loss in the wirte-off of property, plant and equipment	47,807	19,051
Deferred asset write-offs	5,195	6,700
Investments write-offs	20	4,360
Gain with the sale of property	(1,294)	-
Depreciation and Amortization	642,171	595,981
Interest calculated on loans and financing payable	619,909	677,921
Foreign exchange loss on loans and financing	(9,477)	(230,797)
Monetary exchange loss on interest on own capital	-	715
Passive monetary exchange variation and interest	17,646	24,852
Active monetary exchange variation and interest	(16,549)	(21,343)
Provisions for bad debt	318,160	255,292

Adjusted Net Income	2,691,013	2,378,160

(Increase) decrease in assets
Clients	(325,581)	(236,959)
Accounts receivable from shareholders	(49,603)	(154,142)
Inventories	(12,851)	(6,466)
Recoverable Taxes	(30,729)	509
Other accounts receivable	3,475	8,756
Changes in long term assets
Clients	(133,243)	(122,935)
Accounts receivable - Agreement w/ State of São Paulo Government	(101,740)	(96,388)
Judicial deposits	(21,012)	(19,609)
Other accounts receivable	(18,146)	(4,944)

	(689,430)	(632,178)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	50,176	8,950
Salaries and payroll charges	60,416	10,061
Interest on own capital payable	-	(727)
Services payable	(43,899)	(50,064)
Taxes and contributions	45,293	34,609
Other accounts payable	(6,834)	74,995
Pension plan	(15,416)	(14,283)
Provision for contingencies	(79,801)	(13,921)
Other accounts payable - long term	9,306	(58,027)

	19,241	(8,407)

Net cash from operating activities	2,020,824	1,737,575

Cash flow from investing activities

Acquisition of property, plant and equipment	(842,454)	(638,372)
Increase in intangible assets	(12,630)	(4,748)
Sale of property, plant and equipment	7,837	-
Increase in Deferred Assets	(2,789)	(106)

Net cash used in investing activities	(850,036)	(643,226)

Cash flow from financing activities

Loans and Financing - long term
Funding	706,774	1,153,479
Payments	(1,660,482)	(1,991,370)

Interest on own capital payment	(169,047)	(81,842)

Net cash used in financing activities	(1,122,755)	(919,733)

Net increase (decrease) in cash equivalents	48,033	174,616

Cash and cash equivalents at the beginning of the period	280,173	105,557
Cash and cash equivalents at the end of the period	328,206	280,173

Change in Cash	48,033	174,616

Additional information on cash flow:
Interest and taxes over loans and financing	637,989	701,641
Capitalization of interest and financial charges	5,784	4,335
Payable income tax and social contribution	404,272	359,826
Property, plant and equip. received as donations and/or paid in stocks	27,870	13,529
COFINS and PASEP taxes payable	440,883	378,932
Balancing accounts	-	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 24, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.